October 17, 2008

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Form 20-F for the year ended December 31, 2007 File No. 001-10110

Mr. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Dear Mr. Nolan:

Thank you for your letter dated September 12, 2008 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2007 (the “2007 Form 20-F”) of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s September 12, 2008 comment letter in bold italic text. The amounts included in our responses are of December 31, 2007, except in those cases in which more recent information better reflects the situation of the Group.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	BBVA is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	BBVA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-537-8172 or fax: 011-34-91-537-6766; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours,

/s/ Javier Malagon Navas
Javier Malagon Navas

Annex A

Form 20-F for the year ended December 31, 2007

Operating and Financial Review and Prospects, Mexico and the United States, page 60

1. We refer to the risk factor “Our continued expansion in the United States increases our exposure to the U.S. market” on page 13. Considering the acquisition of Compass in 2007, if material, please tell us and in future filings disclose the Company’s maximum direct and indirect exposure to subprime credit risks with respect to mortgage loans, mortgage backed securities and other securitized financial instruments originated in the United States.

Response:

Given the lack of an agreed definition of “subprime” in use across the market, for the purposes of this letter we consider “subprime credit risk” to be the risk incidental to all those financial instruments of which the direct or indirect end borrower merits a credit FICO ® score (a credit score based on a statistical analysis of each person's credit profile, which is used to represent the creditworthiness of that person) of less than 640 points.

It is important to note, however, that the classification of a financial instrument as a subprime credit risk does not necessarily signify that such financial instrument is either past due or impaired or that we have not assigned such financial instrument a “high” or “very high” estimate of recoverability.

The application across the BBVA Group of prudent risk policies has resulted in very limited exposure to subprime credit risks with respect to mortgage loans, mortgage backed securities and other securitized financial instruments originated the United States.

We do not market products specifically to the subprime segment. However, the financial crisis that began in the United States in 2007, and the consequent decline in economic conditions and in the ability to pay of certain borrowers, has implied a downgrade in the respective credit FICO ® score of these borrowers.

As of June 30, 2008, loans originated in the United States to customers whose creditworthiness had dropped below the “subprime” level as defined above totaled $731 million (€497 million). In addition, as of June 30, 2008, indirect exposure through credit instruments tied to an underlying subprime risk (which comprised only mortgage-backed securities) totaled $38 million (€26 million).

The combined total of both items as of June 30, 2008 continued to account for an immaterial proportion of our total customer credit risk (0.11%) at such date.

In future filings we will disclose information related to the subprime credit risk similar to that included in the above paragraphs.

Financial Statements for the period ended December 31, 2007

Note 2.2.1 Measurement Basis, Fair Value, page F-17

2. We note that when there is no determinable market price for the financial instrument or the price of recent transactions of comparable instruments, the Company uses mathematical measurement models “sufficiently tried and trusted by the international financial community”. Please tell us and discuss in future filings the following:

- The nature of the mathematical models used, the types of inputs to the model and their limitations for determining fair value when objective market values are not readily determinable.

- Alternatively, provide a brief summary and cross reference to where detailed disclosure regarding these mathematical models is included elsewhere in the notes to the financial statements.

Response:

We acknowledge your comments and BBVA respectfully refers the Staff to BBVA’s responses to comment 5 of this letter for further clarification about the nature of the mathematical models used, the types of inputs to the models and their limitations for determining fair value when objective market values are not readily determinable.

Additionally, we will include in future filings a brief summary and a cross reference to note 7.2 “Market Risk – Determining the fair value of financial instruments” in note 2.2.1. as follows (changes underlined):

-  FAIR VALUE

The fair value of an asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. The models we most frequently use are the present value method, Monte Carlo, and Black-Scholes. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement. For additional detail on the nature of the mathematical models we use and their limitations for determining fair value when objective market values are not readily determinable, see Note 7.2 “Market Risk – Determining the fair value of financial instruments”.

Note 7.1 Credit Risk, page F-43

3. We refer to the three-year detail of the maximum exposure to credit risk for various classes of financial instruments on page F-45. Please tell us and provide in future filings a description of any collateral that secures the financial instruments or other credit enhancements. Refer to paragraph 36 (b) of IFRS 7.

Response:

We acknowledge the Staff’s comment and BBVA respectfully advises the Staff that BBVA believes the disclosures referred to in this comment are currently included under:

-
Note 7.1 “Credit risk” on page F-46, regarding collateral of market activities, in the following paragraph: “In the market areas the Group has legal compensation rights and contractual compensation agreements which give rise to a reduction of €9,480 million in credit risk exposure as of December 31, 2007.”

-	Note 12.3 “Loans and advances to other debtors” on page F-59, regarding collateral of Loans and advances to other debtors, in the line item “Secured loans” of the following table and paragraph:

	Millions of euros
	2007	2006	2005
Financial paper	387	9	5
Commercial credit	36,108	22,453	20,102
Secured loans	135,557	116,738	101,527
Credit accounts	23,835	21,700	19,312
Other loans	93,624	77,748	61,672
Reverse purchase agreements	2,000	1,526	1,176
Receivable on demand and other	13,341	11,658	8,717
Finance leases	9,148	8,053	7,138
Impaired assets	3,358	2,492	2,346
Total gross	317,358	262,377	221,996
Valuation adjustments	(6,476)	(5,812)	(5,146)
Total	310,882	256,565	216,850

“The guarantees taken to ensure the recovery of those transactions included under the line “Secured loans” are mortgage guarantees, financial or other as the pledging of securities. As of December 31, 2007, the fair value of the guarantees taken was over assets hedged. In the case of mortgage guarantees, the average of the amount of outstanding loans for the recovery was 50% of the fair value of mortgage guarantees.”

However, we acknowledge your comment and in future filings we will enhance the disclosure on note 12.3 as follows (changes underlined):

“The guarantees taken to ensure the recovery of those transactions included under the line “Secured loans” are mortgage guarantees, cash guarantees, pledging of securities or others, as detailed below:

2007
(Millions of euros)
Public Sector	1,297
Mortgage guarantees	124,001
Cash guarantees and pledging of securities	1,344
Others	8,915
TOTAL	135,557

Note 7.1 Credit Risk, page F-43

4. We refer to the “Impaired assets and impairment losses” section on page F-46 which includes impaired loans and advances to other debtors and substandard contingent liabilities. Please tell us and in future filings provide the following information:

- A discussion of the nature and total amount of “substandard contingent liabilities” and the valuation methodology used to determine the extent of impairment.

Response:

We acknowledge your comments and BBVA respectfully advises the Staff that the disclosures referred to in your comment are currently included under:

-
Note 7.1 “Credit risk – impaired assets and impairment losses” on page F-46, regarding the total amount of “substandard contingent liabilities” in the following paragraph: “Additionally, as of December 31, 2007 the substandard contingent liabilities amounted to €50 million (€39 million and €36 million as of December 31, 2006 and 2005 respectively).”

However, we acknowledge the Staff’s comment about the nature and the valuation methodology used to determine the extent of impairment of substandard contingent liabilities and in future filings we will modify the paragraph in note 2.2.17 as follows (changes underlined):

 “Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability. These include financial guarantees (such as bank guarantees, pledges, or endorsements) and balances drawable by third parties.

A contingent liability is recognized as a substandard contingent liability when the Group considers that it will have to fulfill the obligation entered into due to the probability of failure by a customer being more likely than not, and the valuation methodology used to determine the extent of impairment is the same used for the valuation of financial assets, as explained in note 2.2.2.c.”

- For each class of financial instrument disclose the carrying amount of financial assets that have been renegotiated that would otherwise be classified as past due or impaired. Refer to paragraph 36 (d) of IFRS 7.

Response:

BBVA respectfully advises the Staff that part of the disclosures referred to in the Staff’s comment were included under note 12.4 “Impaired assets and impairment losses”:

“As of December 31, 2007 the amounts for rescheduled debt, for which additional effective guarantees have been pledged and therefore have not been included in the impaired portfolio, are not significant with respect to the total amount of loans and receivables.”

However, we acknowledge your comments and in future filings we will modify the above text as follows (changes underlined):

“As of December 31, 2007, the carrying amount of financial assets that would otherwise be past due or impaired whose terms have been renegotiated amounted to €1,163 million (0.34% of the total of loans and receivables as of the same date), all of which consisted of loans.”

- For each class of financial instrument provide an analysis of the age of financial assets that are past due but not impaired as of December 31, 2007. Refer to paragraph 37 (a) of IFRS 7.

Response:

We acknowledge the Staff’s comment and BBVA respectfully advises the Staff that the type of disclosure referred to in this comment is included under note 12.4 “Impaired assets and impairment losses” on page F-60 in the following table:

	Millons of euros
		Impaired assets of loans and advances to other debtors
	Amounts less than three months past-due	3 to 6 months	6 to 12 months	12 to 18 months	18 to 24 months	More than 24 months	Total
Spain	1,015	594	409	212	110	295	1,620
Rest of Europe	7	37	7	3	2	14	63
Latin America	405	808	104	12	8	312	1,244
United States	527	189	230	-	-	12	431
Total	1,954	1,628	750	227	120	633	3,358

However, we acknowledge your comment and in future filings we will modify the disclosure in note 12.4 by adding the following table:

“The following table provides additional detail of the financial assets that are past due as of December 31, 2007 but not considered impaired, including any past-due amount at the date, classified by the nature of the related financial instruments:

	Millions of euros
December 31, 2007	Less than 1 month	1 to 2 months	2 to 3 months	Total
Loans and advances to credit institutions	-	-	-	-
Loans and advances to other debtors	1,422	298	234	1,954
Debt securities	-	-	-	-
Total	1,422	298	234	1,954

- For each class of financial asset provide an analysis of financial assets that are individually determined to be impaired as of December 31, 2007, the factors considered to determine impairment, and the extent of collateralization or other credit enhancements. Refer to paragraph 37 (b) and 37 (c) of IFRS.

Response:

The analysis of financial assets that are individually determined to be impaired as at the end of the reporting period, including the factors we considered in determining that they are impaired, and the extent of collateralization or other credit enhancements is included in note 2.2.2.c “Accounting policies and measurement bases applied – Financial instruments – impairment financial assets”.

However, we acknowledge the Staff’s comment and in future filings we will modify the disclosure in note 12.4 as follows (changes underlined):

“The breakdown of loans and receivables or other debtors considered to be impaired as of December 31, 2007 was as follows:”

2007
(Millions of euros)
Public Sector	174
Secured loans	113
Mortgage loans	696
Non collateralized loans	2,375
TOTAL	3,358

“An analysis of financial assets that are individually determined to be impaired as at the end of the reporting period, including the factors we considered in determining that they are impaired, and the extent of collateralization or other credit enhancements is included in note 2.2.2.c.”

Additionally, we will modify note 2.2.2.c as follows (changes underlined):

“The following is to be taken into consideration when estimating the future cash flows of debt instruments:

▪
All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collateral and other credit enhacements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

▪	The various types of risk to which each instrument is subject.

▪	The circumstances in which collections will foreseeably be made.”

- With respect to assets acquired through repossession of collateral or through the call of other credit enhancements disclose the nature and carrying amounts of the assets obtained. For assets acquired that are not readily convertible into cash please disclose the Company’s policies for disposing of or using these assets. Refer to paragraphs 38 (a) and 38 (b) of IFRS 7.

Response:

We respectfully advise the Staff that the substancial majority of the assets acquired by BBVA through repossession of collateral or through the call of other credit enhancements consists of real estate. The carrying amounts of such assets are included in Note 15 “Non-current assets held for sale and liabilities associated with non-current assets held for sale”.  BBVA's policies with respect to the disposition of such assets are discussed in such Note and in Note 2.2.7 “Accounting policies and measurement bases applied - Non-current assets held for sale and liabilities associated with non-current assets held for sale”.  In particular, Note 15 “Non-current assets held for sale and liabilities associated with non-current assets held for sale” includes the following text: “The non-current assets held for sale recorded as assets in the consolidated balances sheets as of December 31, 2007 related to properties from the award for carrying out the guarantee to ensure the recovery of loans. These properties are assets available for sale, which is considered highly probable. The sale of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale””.

We acknowledge the Staff’s comment and in future filings we will modify the disclosure in Note 15 to break down the table between “foreclosed assets” and “others”.

Note 7.2 Market Risk, page F-47

5. We refer to the “Determining the fair value of financial instruments” section that discloses the various models and methodologies used to determine the fair value of the Company’s financial instruments. These include the present value of discounted cash flows, Monte Carlo, numerical integration and Black-Scholes, Black 76, Hull and White and Black-Derman Troy. Please tell us and in future filings provide the following information with respect to these valuation models and methodologies:

- A description of the significant assumptions and inputs used for each of the different models and methodologies used as required by paragraph 27 (a) of IFRS 7.

- Disclose the most significant inputs into the various models that have the potential to most impact the value determined. Refer to paragraph BC38 of IFRS 7.

- In addition to the above methodologies for valuing stock options and interest rate options, describe the valuation models used to value synthetic credit instruments such as mortgage backed securities and credit default options, including their most significant assumptions and inputs.

Response:

We acknowledge the Staff’s comment and in future filings we will include disclosure similar to the below in note 7, regarding the “Determining the fair value of financial instruments”.

The valuation of financial instruments at fair value for 2007 was performed using observable variables obtained from independent sources and referring to active markets, either by employing the actual price of the financial instrument or by applying market-corroborated inputs to widely accepted models.

Valuation models are used primarily to value derivatives transacted in the over-the-counter market, including credit derivatives and unlisted securities with embedded derivatives. The following table sets forth a brief description of the valuation techniques used:

		Calculated Fair Value Using			Valuation Techniques (for B & C)	Main Assumptions (for B & C)	Other assumptions not observable in markets (for C) (1)
As of December 31, 2007 (Millions of euros)	Cross referencing Annual Report	Published price quotations in active markets (A)	Valuation technique based on assumptions supported by prices from observable current market transactions (B)	Valuation technique which includes assumptions not supported by prices from observable current market transactions (C)
ASSETS:
Financial assets held for trading	(Note 9)	44,879	17,247	210
Debt securities	(Note 9.2)	34,265	4,031	96 (*)	Present Value Method; time to default model	Observable market data	Credit Spread
Other equity instruments	(Note 9.3)	9,148	30	1 (***)	Present Value Method	Observable market data	Credit Spread
Trading Derivatives	(Note 9.4)	1,466	13,186	113 (**)
Present Value Method and Libor Market Model for valuation of Forward and Future rate agreements.
Black 76 for caps, collars and floors. Black-Scholes, Montecarlo, Black-Derman-Toy and Heston Model for valuation of options.
						Observable market data	Correlation decay Vol-of-Vol; Rever Factor; Volatility- Spot Correlation
Other financial assets at fair value through profit or loss	(Note 10)	1,116	51	—
Debt securities		370	51	—	Present Value Method	Observable market data
Other equity instruments		746	—	—
Available-for-sale financial assets	(Note 11)	37,590	10,445	397
Debt securities		35,587	1,452	297 (*)	Present Value Method; time to default model	Observable market data	Credit Spread
Other equity instruments		2,003	8,993	100 (***)	Present Value Method	Observable market data	Credit Spread
Hedging derivatives	(Note 14)	389	661	—	Present Value Method: Black 76 for caps, collars and floors.	Observable market data
LIABILITIES:
Financial liabilities held for trading		1,506	17,691	76
Trading Derivatives	(Note 9.4)	—	17,464	76 (**)
Present Value Method and Libor Market Model for valuation of Forward and Future rate agreements.
Black 76 for caps, collars and floors. Black-Scholes, Montecarlo, Black-Derman-Toy and Heston Model for valuation of options.
						Observable market data	Correlation decay Vol-of-Vol; Rever Factor; Volatility- Spot Correlation
Short positions	(Note 9.1)	1,506	227	—	Present Value Method	Observable market data
Other financial liabilities at fair value Through profit or loss	(Note 22)	449	—	—
Hedging derivatives	(Note 14)	502	1,306	—	Present Value Method; Black 76 for caps, collars and floors.	Observable market data

(*)            Principally includes synthetic credit instruments such as Asset Backed Securities (ABSs) and Collateralized Debt Obligations (CDOs).

-	ABSs were measured by discounted cash flow. Future prepayments are calculated on the basis of conditional prepayment rates supplied by issuers.

-
CDOs are valued by the time-to-default model. The model is based on a statistical Gaussian Copula as a measure of probability of default. One of the main variables of the model is the correlation of defaults. The BBVA Group uses a correlation input extrapolated from the correlation of the various tranches of the indices (ITRAXX and CDX) with the underlying portfolio of our CDOs, using the expected loss as the basis of realization.

(**)           Principally includes forward transactions and options.

(***)         Mainly equity instruments for which there was previously an active market and observables prices but which has become illiquid.

(1) The following are the principal assumptions used in the valuation of the financial instruments listed in the table above that are measured by means of internal models in which non-observable market data is utilized:

-
Credit Spread: The spread between the yield of a free risk asset (e.g.Treasury securities) and the yield of  any other security that are identical in all respects except for quality rating. Spreads are considered as level 3 inputs to fair value when referred to illiquid issues. Based on spread of similar entities.

-	Correlation decay: It is the constant rate of decay that allows us to calculate how the correlation evolves between the different pairs of forward rates. Calculated by interpolation or extrapolation.

-	Vol-of-Vol: Volatility of Spot Volatility. It is a statistical measure of the changes of the spot volatility. Based on historical data.

-	Rever Factor: It is the speed with which the spot volatility reverts to its mean.

-	Volatility- Spot Correlation: It is a statistical measure of the linear relationship (correlation) between the spot price of a security and the volatility of this price. Based on historical data.

Additionally, we will include in future filings an analysis of sensitivity of the main inputs into the various models that have the potential to most impact the value determined.

Note 7.2 Market Risk, page F-47

6. We refer to the last paragraph that states that in 2007 credit market conditions have caused certain previously market priced financial instruments, such as cash CDO’s, to become illiquid to the extent that it was not possible for the Company to price them, thereby requiring the use of models to value them, and some of the inputs had to be inferred. Please tell us and in future filings discuss the following:

- The specific class of financial instruments which now require the use of internal valuation models due to the illiquid market environment in 2007.

- The type of valuation model used for each class of illiquid financial instrument and the methodology employed to determine fair value.

- Describe the most significant inputs that had to be inferred.

- Discuss how the Company is able to periodically validate the fair value estimate in order to determine material changes in fair value.

Response:

The previously market-priced assets which, due to the shift in the market environment, as of December 31, 2007 had to be measured by the use of models were:

-	Private issues for which no market price or spread benchmark exists, totaling €81 million.

-	Asset Backed Securities (ABSs) totaling €8.5 million.

-	Collateralized Debt Obligations (CDOs), including Collateralized Mortgage Obligations (CMOs), Collateralized Loan Obligations (CLOs) and Collateralized Bond Obligations (CBOs), totaling €113 million.

Private issues were measured by discounted cash flow (present value model) using a spread obtained from issues by the same issuer or, as appropriate, similar issuers.

ABSs were measured by discounted cash flow, using a spread obtained from an independent source. Future prepayments are calculated on the basis of conditional prepayment rates (CPRs) supplied by issuers.

Finally, CDOs were valued by the time-to-default model. The model is based on a statistical Gaussian Copula as a measure of probability of default. One of the main variables of the model is the correlation of defaults. The BBVA Group uses a correlation input extrapolated from the correlation of the various tranches of the indices (ITRAXX and CDX) with the underlying portfolio of our CDOs, using the expected loss as the basis of realization.

We validate on a monthly basis the fair value estimate obtained pursuant to the mentioned models in order to determine material changes in fair value.

In future filings we shall specify any financial instruments that become illiquid and discuss the specific class of financial instruments which now require the use of internal valuation models and the type of valuation model used in Note 7 “Risk exposure”.

Note 7.2 a) Market risk exposure and management. Market Risk, page F-47

7. Please tell us and in future filings include in this section definitions of the various components of market risk such as interest rate risk, currency risk and equity price risk. Also, please consider including definitions of your various factors that are included in the market risk profile for the VaR calculations, such as spread risk, stock-market risk, vega risk and correlation risk, and describe in greater detail the methodology used to quantify the various risks.

Response:

We acknowledge the Staff’s comment and in future filings we will modify the disclosure in note 7.2.a), adding the following text:

“The market risk factors used to measure and control these risks are the basis of all calculations using the Value-at-Risk (VaR) methodology.

VaR measures the maximum loss with a given probability over a given period as a result of changes in the general conditions of financial markets and their effects on market risk factors. BBVA mainly conducts daily VaR estimates using the historic simulation methodology.

The types of risk factors used to measure VaR are:

− Interest rate risk: Defined as the potential loss in value of the portfolio due to movements in interest rate curves. We use all interest rate curves in which positions and risks exist. We also use a wide range of vertices reflecting the different maturities within each curve.

− Credit spread risk: Defined as the potential loss caused by movements in credit spread levels determining the value of corporate bonds or any corporate bond derivative. Credit spread VaR is estimated by moving the credit spreads used as risk factors through a range of scenarios. The risk factors used in the simulation are credit spread curves by sector and by rating, and specific spread curves for individual issuers.

− Exchange rate risk: Defined as the potential loss caused by movements in exchange rates. Exchange rate risk VaR is estimated by impacting present positions with observed actual changes in exchange rates.

− Equity or commodity risk: Defined as the potential loss caused by movements in equity prices, stock-market indices and commodity prices. Equity or commodity risk VaR is estimated by re-measuring present positions in line with observed actual changes in equity prices, stock-market indices and commodity prices.

− Vega risk: Defined as the potential loss caused by movements in implied volatilities affecting the value of options. Vega (equities, interest rate and exchange rate) risk VaR is estimated by impacting implied volatility surfaces with observed changes in the implied volatilities of equity, interest rate and exchange rate options.

− Correlation risk: Defined as the potential loss caused by a disparity between the estimated and actual correlation between two assets, currencies, derivatives, instruments or markets.

Finally, all these measurements are supplemented with VaR estimation with exponential smoothing, to better reflect the impact of movements.”

Note 7.3 Liquidity Risk, page F-50

8. Please tell us and in future filings provide the maturity analysis for financial liabilities that shows remaining contractual maturities for the debt certificates including bonds in Note 24.2.2 totaling 83 billion euros in 2007. Refer to paragraph 39 (a) of IFRS 7.
Consider including in future filings a cross reference to the sections of Note 24, Financial liabilities at amortized cost, that include the required maturity analysis.

Response:

We respectfully advise the Staff that the disclosures referred to in this comment are currently included under Note 37 “Residual maturity of transactions” on page F-103 in the following table:

	Millions of euros
2007	Total	Demand	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years
ASSETS -
Cash and balances with central banks	22,561	22,532	29	-	-	-	-
Loans and advances to credit institutions	20,862	3,219	10,473	2,155	1,968	2,312	735
Loans and advances to other debtors	317,358	7,168	30,121	23,603	45,888	86,760	123,818
Debt securities	81,715	516	1,719	24,726	8,964	20,884	24,906
Other assets	6,561	2,197	684	52	2,944	567	117
OTC derivatives	13,797	-	724	415	1,222	5,024	6,412
LIABILITIES -
Deposits from central banks	27,256	117	25,013	1,435	691	-	-
Deposits from credit institutions	60,395	6,696	36,665	4,063	5,258	5,657	2,055
Money market operations through counterparties	23	-	23	-	-	-	-
Deposits from other creditors	235,115	80,602	56,817	17,098	38,974	38,894	2,730
Debt certificates (including bonds)	82,627	-	2,269	2,941	12,361	39,798	25,257
Subordinated liabilities	15,396	1,200	495	15	582	2,722	10,382
Other financial liabilities	6,238	3,810	1,372	182	450	371	53
OTC derivatives	16,791	-	1,263	692	2,076	6,818	5,942

In future filings we will change the title of the note to: “Remaining contractual maturities of transactions” and we will include a cross reference to note 24 “Financial liabilities at amortized cost”.

Note 12. Loans and advances to debtors, page F-60

Note 12.3. Loans and advances to debtors, page F-60

9. We refer to the three-year table of securitized loans that were derecognized or retained on the balance sheet totaling 29 billion euros as of December 31, 2008. Please tell us and in future fillings provide the following information:

- The nature of the “Other securitized assets” retained on the balance sheet totaling 11 billion euros as of December 31, 2007. Refer to paragraph 13 (a) of IFRS 7.

- The nature of the risks and rewards of ownership that the Company is exposed to with respect to the securitization retained on the balance sheet totalling 28.2 billion euros. Refer to paragraph 13 (b) of IFRS 7.

Response:

We acknowledge the Staff’s comments and in future filings we will modify Note 12.3 “Loans and receivables – Loans and advances to other debtors” to include the additional breakdown about the nature of the “Other securitized assets” as follows (changes underlined):

Millions of euros
2007
Retained on the balance sheet	28,221
Securitized mortgage assets	17,214
Other securitized assets	11,007
Commercial and industrial loans	316
Finance leases	2,361
Loans to individuals	5,136
Other	3,194

Regarding the securitized assets retained on the balance sheet (€28,221 million), the BBVA Group grants subordinated financing or other credit enhancements absorbing substantially all the credit losses expected on the transferred asset or the probable variation in its net cash flow. Hence substantially all the risks and rewards incidental to ownership of the assets are treated as having been retained by the BBVA Group.

Additionally, we acknowledge the Staff’s comments and in future filings we will revise Note 2.2.18 “Transfers of financial assets and derecognition of financial assets and liabilities” to include the additional information as follows (changes underlined):

“The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties.

If substantially all the risks and rewards are transferred to third parties, the transferred financial asset is derecognized and, at the same time, any right or obligation retained or created as a result of the transfer is recognized. The BBVA Group is considered to have transferred substantially all the risks and rewards if such risks and rewards account for the majority of the risks and rewards incidental to ownership of the securitized assets.

The transferred financial asset is not derecognized and continues to be measured using the same criteria as those used before the transfer if substantially all the risks and rewards associated with the transferred financial asset are retained. The BBVA Group considers it has retained substantially all the risks and rewards associated with the transferred financial asset because the Group has granted subordinated financing or other credit enhancements, thereby, absorbing substantially all the credit losses expected for the transferred asset or the probable variation in its net cash flow.

Financial assets are only derecognized when the cash flows they generate have extinguished or when substantially all the risks and rewards incidental to them have been transferred. Similarly, financial liabilities are only derecognized when the obligations they generate have extinguished or when they are acquired (with the intention either to settle them or re-sell them).”

Note 14. Hedging derivatives (receivable and payable), page F-63

10. We refer to the three-year table that details the fair value of the various types of hedging derivatives. Please tell us and disclose in future filings the following information with respect to cash flow hedges:

- The periods in which the cash flows are expected to occur and when they are expected to affect profit or loss. Refer to paragraph 7.23 (b) of IFRS 7.

- Describe any forecasted transaction for which hedge accounting had previously been used but which is no longer expected to occur. Refer to paragraph 7.23 (b) of IFRS 7.

Response:

We acknowledge the Staff’s comments in the first bullet and BBVA respectfully advises the Staff that BBVA believes the disclosures referred to in this comment were included under Note 14 “Hedging derivatives (receivable and payable)” on page F-64:

 “The most significant forecasted cash flows that the Group has hedged are expected to occur and they are expected to affect profit or loss in the following periods from December 31, 2007:

	Millions of euros
	3 months of less	More than 3 months but less 1 year	From 1 to 5 years	More than 5 years
Cash inflows from assets	187	488	377	144
Cash outflows from liabilities	144	304	341	213

We acknowledge the Staff’s comments in the second bullet and BBVA respectfully advises the Staff that BBVA believes that the disclosures referred to in this comment were included under Note 14 “Hedging derivatives (receivable and payable)” on page F-64 in the following text:

“As of December 31, 2007, 2006 and 2005 there were no hedges of highly probable forecast transaction in the Group.”

Therefore, there is no forecast transaction in the Group for which hedge accounting had previously been used, but which is no longer expected to occur. In future filings, we will modify the above text as follows (changes underlined):

“For the periods ended in 2007, 2006 and 2005 there were no hedges of forecast transactions in the Group.”

Note 14. Hedging derivatives (receivable and payable), page F-63

11. We refer to the first paragraph on page F-64 that states the amount of cash flow hedges recognized in equity during the period and the amounts removed from equity and included in profit or loss are shown in the “Consolidated Statement recognized income and expense”. Please tell us and in future filings state where these amounts are separately disclosed in the Consolidated Income Statement on page F-8. Refer to the disclosure requirements for cash flow hedges in paragraph 7.23 (c) and paragraph 23 (d) of IFRS 7.

Response:

We acknowledge the Staff’s comments and we respectfully advise the Staff that BBVA believes the disclosures referred to in this comment were included under Note 2.2.2.b on page F-19. Nevertheless, in future filings we will modify note 14 as follows (changes underlined):

 “The amounts that were so recognized in equity during the period and the amounts that were removed from equity and included in profit or loss for the period are shown in the “Consolidated Statement of recognized income and expense”. At December 31, 2008, the amount removed from equity and included in profit or loss of cash flow hedges was €XX million. The amounts reclassified from equity to profit or loss for the period are recognized under the headings “Gains or losses on financial assets and liabilities” or “Exchange Differences” in the consolidated income statements (see note 2.2.2.b).”